UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25	SEC FILE NUMBER
001-33958

NOTIFICATION OF LATE FILING	CUSIP NUMBER
363256 504

(Check one):	 Form 10-K	 Form 20-F	 Form 11-K	☒ Form 10-Q
	 Form 10-D	 Form N-SAR	 Form N-CSR
For Period Ended: June 30, 2017
o Transition Report on Form 10-K
o Transition Report on Form 20-F
o Transition Report on Form 11-K
o Transition Report on Form 10-Q
o Transition Report on Form N-SAR
For the Transition Period Ended: ___________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Galena Biopharma, Inc.
Full Name of Registrant

Former Name if Applicable

2000 Crow Canyon Place, Suite 380
Address of Principal Executive Office (Street and Number)

San Ramon, CA 94583
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On August 7, 2017, Galena Biopharma, Inc. (“Galena” or the “Registrant”), Sellas Intermediate Holdings I, Inc., a Delaware corporation and wholly-owned subsidiary of Galena (“Holdings I”), Sellas Intermediate Holdings II, Inc., a Delaware corporation and wholly-owned subsidiary of Holdings I (“Holdings II), Galena Bermuda Merger Sub, Ltd., a Bermuda exempted company and a wholly-owned subsidiary of Holdings II (“Merger Sub”), and SELLAS Life Sciences Group Ltd., a Bermuda exempted company (“SELLAS”), entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”) pursuant to which SELLAS would merge into Bermuda Sub and become a wholly-owned subsidiary of the Registrant (the “Merger”).  The Registrant has been working to complete its Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2017 (the “June 30, 2017 Form 10-Q”) while at the same time negotiating the Merger Agreement without knowing if or when the Merger Agreement would be entered into by the parties thereto.  The Merger Agreement was only finalized and signed on August 7, 2017 and publicly announced on August 8, 2017 through the filing of a Current Report Form 8-K on August 8, 2017 (that includes the Merger Agreement as an exhibit). Accordingly, the Registrant cannot, without unreasonable effort or expense, complete by August 9, 2017 the additional changes to the June 30, 2017 Form 10-Q in order to include all necessary disclosure resulting from the entry into the Merger Agreement.  In particular, the Registrant is working on additional disclosure relating to, among other items, a description of the Merger, additional risk factors relating to the Merger, and changes in Management’s Discussion and Analysis of Financial Condition and Results of Operations, including disclosure relating to the Registrant’s liquidity and capital resources.

The compilation, dissemination and review of the information required to be presented in the June 30, 2017 Form 10-Q could not be completed and filed by August 9, 2017 without undue hardship and expense to the Registrant. The Registrant anticipates that it will file the June 30, 2017 Form 10-Q within the "grace" period provided by Securities Exchange Act Rule 12b-25.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Thomas J. Knapp	855	855-4253
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
 ☒Yes  No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
 Yes ☒No
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Galena Biopharma, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 9, 2017	By.	/s/ Thomas J. Knapp
Thomas J. Knapp Interim General Counsel & Corporate Secretary